UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

4 September 2023

Court Ratifies Samarco’s Judicial Reorganisation Plan

On 1 September 2023, the Second Business Court of Belo Horizonte, State of Minas Gerais, Brazil ratified the Judicial Reorganisation Plan of Samarco Mineração S.A. – Em Recuperação Judicial (Samarco) as part of the ongoing Samarco Judicial Reorganisation proceedings.

Samarco is owned 50% by BHP Billiton Brasil Ltda (BHP Brasil) and 50% by Vale S.A (Vale) and filed for Judicial Reorganisation in April 2021 after multiple enforcement actions by certain financial creditors which threatened Samarco’s operations. The Judicial Reorganisation is an insolvency proceeding in Brazil and Samarco’s operations have continued during the Judicial Reorganisation proceeding.

Following the court ratification, the next steps will include Samarco entering into definitive debt restructure agreements with its creditors to implement the debt restructure. The restructure of Samarco’s debt, including payments to employees and suppliers and the issue of new unsecured debt to Samarco’s financial creditors, is expected to be completed in the first half of FY2024.

The court’s ratification of Samarco’s Judicial Reorganisation Plan follows support of the plan by a majority of Samarco’s financial creditors in July 2023 as required under Brazilian bankruptcy law.

The Judicial Reorganisation Plan contains the terms of the debt restructure plan and under these terms, Samarco’s existing financial debt will be exchanged for up to US$3.7 billion of long-term unsecured debt. The new long-term debt will remain non-recourse to Samarco’s shareholders, BHP Brasil and Vale. This outcome will enable Samarco to restructure its financial debts and establish a stable financial position to rebuild its operations and strengthen its ability to meet its Renova funding obligations.

The Judicial Reorganisation Plan will not impact the Renova Foundation’s ability to continue to implement the remediation and compensation programs under the Framework Agreement. The Framework Agreement entered into between Samarco, Vale and BHP Brasil and the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais, and certain other public authorities in March 2016 established the Renova Foundation to implement environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

Samarco will continue to have primary responsibility to fund the Renova Foundation and each of Vale and BHP Brasil will continue to have secondary responsibility to fund 50% of the Renova Foundation if Samarco does not meet its funding obligations under the Framework Agreement. Under the terms of the Judicial Reorganisation Plan, Samarco’s funding of the Renova Foundation will be capped at US$1 billion for the period CY2024 to CY2030. BHP Brasil and Vale will be required to provide funding to the Renova Foundation during this period to the extent that the funding amount required exceeds the US$1 billion cap.

BHP provided an update to the Group’s provision for the Samarco dam failure in its 2023 Annual Report and BHP considered the funding cap along with Samarco’s long-term forecast cash flows, when determining the Samarco Fundão dam failure related provision recognised in BHPs Financial Statements at 30 June 2023. Refer to note 4 ‘Significant events – Samarco dam failure’ in the Financial Statements of BHP’s 2023 Annual Report for further information about the provision.

Further information on the Samarco Judicial Reorganisation can be found at samarco.com.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street, Melbourne, Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 5, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary